SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

 __________________________

Ampex Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

032092-30-6
(CUSIP Number of Class of Securities)

Mark B. Bakar and David Cariani	Duncan McCurrach
ValueVest Management Company II, LLC	Sullivan & Cromwell LLP
One Ferry Building, Suite 255,	125 Broad Street,
San Francisco, California 94111	New York, New York 10004
(415) 677-5850	(212) 558-4066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_____________________

    *The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Page 2 of  9 Pages)

SCHEDULE 13D

CUSIP No. 032092-30-6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest High Concentration Master Fund, Ltd. (20-4574633)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ❒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* CO

        (Page 3 of  9 Pages)

SCHEDULE 13D

CUSIP No. 032092-30-6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest Management Company II, LLC (47-0951956)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ❒
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* OO

        (Page 4 of 9 Pages)

SCHEDULE 13D

CUSIP No. 032092-30-6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark B. Bakar
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ❒
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* IN

        (Page 5 of  9 Pages)

SCHEDULE 13D

CUSIP No. 032092-30-6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Cariani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒ (b) ❒
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❒
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ❒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* IN

        (Page 6 of  9 Pages)

This Amendment No. 8 amends and supplements the Statement on Schedule 13D (“Statement”) filed by the parties named below on November 13, 2006, and the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto filed by the parties named below on November 16, 2006, December 1, 2006, February 20, 2007, March 12, 2007, March 21, 2007, July 20, 2007 and July 27, 2007 respectively, with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following paragraph as the sixteenth paragraph:

On July 19, 2007, the Issuer publicly disclosed that on July 13, 2007 it had received a notice from Hillside Capital Incorporated (“Hillside”) alleging that the Issuer had breached the terms of the agreements pursuant to which the Issuer had borrowed funds from Hillside to make required contributions to pension funds covering current and former employees of the Issuer and its subsidiaries (collectively with any amounts it might borrow in the future under such agreements, the “Hillside Debt”).

Item 4 is hereby further amended by inserting the following paragraphs after the paragraph describing the Investment Manager’s letter sent to the Issuer on July 26, 2007:

Subsequent to the Issuer’s public disclosure of July 19, 2007 regarding Hillside, Messrs. Bakar and Cariani of the Investment Manager have held discussions with both the Issuer and Hillside. The Issuer and Hillside have advised the Investment Manager that they are discussing a possible restructuring of the Hillside Debt. In this context, the Investment Manager has reviewed term sheets for some of the restructuring proposals, including a term sheet dated September 10, 2007.

On September 11, 2007, the Investment Manager sent a letter to the Issuer. That letter is reproduced below (salutation and signature omitted):

“We refer to the recent discussions held between management of Ampex Corporation (the “Company”) and Hillside Capital Incorporated (“Hillside”) with respect to the possible restructuring of the Company’s debt to Hillside.  We have reviewed the proposals made by Hillside to the Company with respect to that possible restructuring.

We write to place on the record our belief that the implementation of a restructuring which affords the Company sufficient time to generate additional value by improving its operations and increasing the commercial utilization of its intellectual property assets would be in the best interests of all parties, including the Company’s shareholders.  The most recent Hillside proposal represents an important step towards achieving that goal.

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We believe that the proposal, in its final form, has addressed any issues remaining between the Company and Hillside and that there are no further issues worth jeopardizing the consummation of this critical transaction.  We view it as a commercially advisable agreement and hope that it will be promptly accepted.”

Hillside has indicated to the Issuer and to the Investment Manager that any restructuring that is entered into would be contingent upon the Issuer receiving new equity contributions and Hillside being satisfied with the Issuer’s future operating plans.  While any restructuring of the Hillside Debt is ultimately a matter that must be negotiated and agreed between the Issuer and Hillside, if the terms and conditions ultimately agreed by the Issuer and Hillside are, in the Investment Manager’s sole discretion, commercially reasonable and viable, then the Investment Manager would be prepared to consider assisting the Issuer in raising any required new equity contributions.  Any such assistance would, however, be contingent upon the Investment Manager being satisfied with the Issuer’s future operating plans, management and board of directors.

        (Page 8 of  9 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2007	ValueVest High Concentration Master Fund, Ltd.

/s/ Mark B. Bakar
By: Mark B. Bakar
Title: Director

ValueVest Management Company II, LLC

/s/ David Cariani
By: David Cariani
Title: Managing Member

/s/ Mark B. Bakar
Mark B. Bakar

/s/ David Cariani
David Cariani

SK 23300 0001 809390

        (Page 9 of  9 Pages)